March 26, 2012

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-0405

Att: Chief, Office of InformationTechnology & Sonia Bednarowski, Staff Attorney

DIVISION OF CORPORATE FINANCE

Re: Global Seed Corporation

Registration Statement on Form S-1

File No: 333-177157

Dear Chief of Information Technology & Ms. Sonia,

At the request of Ms. Sonia Bednarowski from the Division of Corporate Finance, the registrant is required to remove the Amendment 6 of the S-1 registration statement filed on March 9, 2012, Film # 12678395.

If you have further question, please contact Ms. Sonia Bednarowski, she could be reached at Tel:(202)-551-3666 OR our attorney, Kristie Lewis, at: Tel: (832)-598-7435

Very truly yours,

/s/ Su zhi Da

Su Zhi Dai

Global Seed Corporation